Exhibit (k)(v)

Execution

May 16, 2024

Octagon XAI CLO Income Fund

321 North Clark Street

Chicago, Illinois 60654

Ladies and Gentlemen:

This amended and restated letter agreement (the “Agreement”) confirms the contractual reimbursement of certain expenses with respect to Octagon XAI CLO Income Fund (the “Trust”).

WHEREAS, XA Investments, LLC (“XAI” or the “Adviser”) serves as investment adviser to the Trust pursuant to an Investment Advisory Agreement, dated as of January 17, 2024, between the Trust and the Adviser (such agreement or the most recent successor agreement between such parties relating to advisory services to the Trust is referred to herein as the “Advisory Agreement”);

WHEREAS, Octagon Credit Investors, LLC (“Octagon” or the “Sub-Adviser”) serves as investment sub-adviser to the Trust pursuant to an Amended and Restated Investment Sub-Advisory Agreement, dated as of May 16, 2024, among the Trust, the Adviser and the Sub-Adviser (such agreement or the most recent successor agreement between such parties relating to sub-advisory services to the Trust is referred to herein as the “Sub-Advisory Agreement”);

NOW, THEREFORE, the parties hereto agree as follows:

1.	Distribution and/or Shareholder Servicing Fee Reimbursement.

a.	The Adviser and the Sub-Adviser hereby agree to reimburse a portion of the distribution and/or shareholder servicing fees paid and/or accrued by the Trust in an amount equal to 0.50% of the Trust’s average daily net assets (the “Reimbursement Amount”) through the 18-month anniversary of the later of the effectiveness of the Trust’s registration statement on Form N-2 or the Trust’s commencement of operations (the “Expense Reimbursement Period”); provided that the Adviser and the Sub-Adviser may, in their discretion, from time to time extend the Expense Reimbursement Period for additional period(s) of one year.

b.	The Reimbursement Amount shall be allocated between the Adviser and the Sub-Adviser in the same proportion as the Specified Percentage (as defined in the Sub-Advisory Agreement) as calculated at the time of such reimbursement.

2.	Recoupment.

a.	The Trust shall pay to the Adviser and the Sub-Adviser an amount equal to all Reimbursement Amounts (“Recoupment Payment”), provided that the amount of Recoupment Payment, together with all other expenses of the Trust, in the aggregate, would not cause the Trust’s expense ratio (excluding Excluded Expenses, as defined herein), to exceed the Trust’s expense ratio (excluding Excluded Expenses) at the time the expenses were reimbursed, provided further that no Recoupment Payments by the Trust will be made with respect to Reimbursement Amounts more than thirty-six (36) months after the date such Reimbursement Amount was reimbursed by the Adviser, and provided further that no Recoupment Payments by the Trust will be made if, at the time such Recoupment Payment would otherwise be made, the Trust’s expense ratio is greater than any expense limitation then in place. “Excluded Expenses” are management fees, distribution and/or servicing fees, taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with SEC Form N-2), expenses incurred in connection with any merger or reorganization, and extraordinary expenses, such as litigation expenses.

b.	The Recoupment Payment shall be allocated between the Adviser and the Sub-Adviser in the same proportion as the allocation of the Reimbursement Amount being recouped pursuant to such Recoupment Payment (i.e. in the same proportion as the Specified Percentage as (defined in the Sub-Advisory Agreement) as calculated at the time of the applicable reimbursement).

3.             Term and Termination. This Agreement shall become effective on the date hereof and shall continue until the earlier of 36 months after the end of the Expense Reimbursement Period, as may be extended from time to time, or the termination of the Advisory Agreement or the Sub-Advisory Agreement. Prior to the end of the Expense Reimbursement Period, this Agreement may be modified, waived or terminated only with the written consent of the Board of Trustees of the Trust.

4.             Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware for contracts to be performed entirely therein without reference to choice of law principles thereof and in accordance with the applicable provisions of the Investment Company Act of 1940, as amended.

5.             Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Delivery of an executed signature page of this Agreement by facsimile or other electronic transmission shall be effective as delivery of a manually executed counterpart hereof.

6.             Miscellaneous.

(a)	The captions in this Agreement are included for convenience of reference only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect.

(b)	If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

Very truly yours,

XA INVESTMENTS, LLC

/s/ Benjamin D. McCulloch
Name:	Benajmin D. McCulloch
Title:	Managing Director & General Counsel

OCTAGON CREDIT INVESTORS, LLC

/s/ Lauren Law
Name:	Lauren Law
Title:	Senior Portfolio Manager

Accepted and Agreed:

OCTAGON XAI CLO INCOME FUND

By:	/s/ Benjamin D. McCulloch
Name: Benjamin D. McCulloch
Title: Secretary & Chief Legal Officer

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